CANCELLATION OF TWELFTH ANNUAL GENERAL MEETING

Singapore, 8 June, 2007 – The Board of Directors (“Board”) of Pacific Internet Limited (“PacNet”) wishes to inform its shareholders (“Shareholders”) that further to PacNet’s announcement dated 6 June 2007 concerning the recent review by PacNet together with Ernst & Young, its independent auditors, of its financial statements for the years 2000 – 2006 and the determination by PacNet to revise and restate its financial statements for those years, the Board has determined that it would be appropriate to call off the Twelfth Annual General Meeting (“12th AGM”) pending the completion of the restatement of the financial statements. The Notice of Cancellation of the 12th AGM is attached herewith.

The 12th AGM will instead be duly reconvened at a date to be announced. All Shareholders will be duly notified of the new date, time and venue for the 12th AGM as well as the business to be transacted at the 12th AGM by way of a new Notice of 12th AGM to be issued to all Shareholders.

By Order of the Board

Media and Analyst Contacts:

Singapore (Media)

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Chia Hui Kheng
Director, Citigate Dewe Rogerson iMage
Direct Tel: +65 6530 7135
Mobile: +65 9781 5913
Email: huikheng.chia@citigatedrimage.com

Investors and Analysts

Mervin Wang
Senior Manager, Investor Relations
Pacific Internet Limited
Direct Tel: +65 6771 0780
Mobile: +65 9798 6077
Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.